United States securities and exchange commission logo





                            September 9, 2022

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Zcash Trust (ZEC)
       290 Harbor Drive, 4th Floor
       Stamford, CT 06902

                                                        Re: Grayscale Zcash
Trust (ZEC)
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form 10
                                                            Filed August 16,
2022
                                                            File No. 000-56433

       Dear Mr. Sonnenshein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Exhibit 99.1

       General

   1. We note your response to comment 1 that the "Zclassic Network was erroneously indicated to be a fork
of the Zcash Network in the 'An Introduction to Horizen' document on the Trust's website
and the Sponsor has corrected the error." The referenced document appears unchanged on
your website, as does a report entitled "Horizen (ZEN) Investment
                                                        Thesis," which includes
the following statement: "The ZEN monetary base and supply
                                                        schedule is practically
the same as Zcash as the Horizen network was a fork of ZClassic, which in turn was a
fork of Zcash." Please explain why the information on your website continues to be
inconsistent with the information in your registration statement.
   2. Refer to your response to comment 2. We note that you will transact in ZEC, for example
 Michael Sonnenshein
Grayscale Zcash Trust (ZEC)
September 9, 2022
Page 2
         selling ZEC to raise the funds needed for the payment of any Additional Trust Expenses.
         Please describe the procedures conducted by the Trust and Sponsor to determine, among other things, whether the counter-party in such transactions is not a sanctioned entity.
Overview
The Trust and the Shares, page 4

3. Refer to your response to comment 3. Your revised disclosure on pages 6 and 39 that
         "[i]f the Sponsor determines that ZEC is a security under the federal securities laws . .
         ., the Sponsor . . . would either dissolve the Trust or potentially seek to operate the Trust in a manner that complies with the federal securities laws, including the Investment
         Company Act of 1940" appears to be inconsistent with your disclosure on page 114 that
         "the Sponsor would terminate the Trust if some or all of the digital assets held by such
         Trust were asserted, or ultimately determined, to be securities under the federal securities laws by the SEC or a federal court." Please revise for clarity and consistency.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ben Phippen at 202-551-3697 or Amit Pande, Accounting Branch
Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Wall at 202-551-4162 or Sonia Bednarowski at
202-551-3666 with any other questions.



FirstName LastNameMichael Sonnenshein                           Sincerely,
Comapany NameGrayscale Zcash Trust (ZEC)
                                                                Division of
Corporation Finance
September 9, 2022 Page 2                                        Office of
Finance
FirstName LastName